INTEGRATED MEDIA TECHNOLOGY LIMITED
ACN 132 653 948

LODGE YOUR VOTE

ONLINE
info@imtechltd.com

BY MAIL
Integrated Media Technology Limited
PO Box 1171
North Adelaide SA 5006
Australia

PROXY FORM

I/We being a member(s) of Integrated Media Technology Limited and entitled to attend and vote hereby appoint:

STEP 1

APPOINT A PROXY

☐ **the Chairman of the Meeting (mark box)**

OR if you are **NOT** appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate you are appointing as your proxy

or failing the person or body corporate named, or if no person or body corporate is named, the Chairman of the Meeting, as my/our proxy to act on my/our behalf (including to vote in accordance with the following directions or, if no directions have been given and to the extent permitted by the law, as the proxy sees fit) at the General Meeting of the Company to be held at **10:30am (Adelaide Time) on Thursday, 24 June 2021 at Level 7, 420 King William Street, ADELAIDE SA 5000** (the **Meeting**) and at any postponement or adjournment of the Meeting.

The Chairman of the Meeting intends to vote undirected proxies Against each item of business.

STEP 2

VOTING DIRECTIONS

Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the Meeting.

Please read the voting instructions overleaf before marking any boxes with an ☒

Resolutions	**For**	**Against**	**Abstain***
1 Appointment of Director: Feng Li Jing	☐	☐	☐
2 Appointment of Director: Lawrence Chen	☐	☐	☐

* If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

STEP 3

SIGNATURE OF SHAREHOLDERS – THIS MUST BE COMPLETED

Shareholder 1 (Individual)	Joint Shareholder 2 (Individual)	Joint Shareholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the shareholder. If a joint holding, either shareholder may sign. If signed by the shareholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the company's constitution and the *Corporations Act 2001* (Cth).

HOW TO COMPLETE THIS SHAREHOLDER PROXY FORM

YOUR NAME AND ADDRESS

This is your name and address as it appears on the Company's share register. If this information is incorrect, please make the correction on the form. Shareholders sponsored by a broker should advise their broker of any changes. **Please note: you cannot change ownership of your shares using this form.**

APPOINTMENT OF PROXY

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box in Step 1. If you wish to appoint someone other than the Chairman of the Meeting as your proxy, please write the name of that individual or body corporate in Step 1. A proxy need not be a shareholder of the Company.

DEFAULT TO CHAIRMAN OF THE MEETING

Any directed proxies that are not voted on a poll at the Meeting will default to the Chairman of the Meeting, who is required to vote those proxies as directed. Any undirected proxies that default to the Chairman of the Meeting will be voted according to the instructions set out in this Proxy Form.

VOTES ON ITEMS OF BUSINESS – PROXY APPOINTMENT

You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on the items of business, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

APPOINTMENT OF A SECOND PROXY

You are entitled to appoint up to two persons as proxies to attend the Meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Company's share registry or you may copy this form and return them both together.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of shares applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded; and

(b) return both forms together.

SIGNING INSTRUCTIONS

You must sign this form as follows in the spaces provided:

Individual: where the holding is in one name, the holder must sign.

Joint Holding: where the holding is in more than one name, either shareholder may sign.

Power of Attorney: to sign under Power of Attorney, you must lodge the Power of Attorney with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the *Corporations Act 2001*) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

CORPORATE REPRESENTATIVES

If a representative of the corporation is to attend the Meeting the appropriate "Certificate of Appointment of Corporate Representative" must be produced prior to admission in accordance with the Notice of Meeting. A form of the certificate may be obtained from the Company's share registry or online at www.linkmarketservices.com.au.

LODGEMENT OF A PROXY FORM

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below by **10:30am (Adelaide Time) on Tuesday, 22 June 2021,** being not later than 48 hours before the commencement of the Meeting. Any Proxy Form received after that time will not be valid for the scheduled Meeting.

Proxy Forms may be lodged:

ONLINE
Please email completed form to info@imtechltd.com

BY MAIL
Integrated Media Technology Limited
PO Box 1171
North Adelaide SA 5006
Australia

IF YOU WOULD LIKE TO ATTEND AND VOTE AT THE GENERAL MEETING, PLEASE BRING THIS FORM WITH YOU.
THIS WILL ASSIST IN REGISTERING YOUR ATTENDANCE.